JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

February 21, 2003

SUPPL

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

03007700

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Quarterly Report on Long Term Commercial Papers for the quarter ended December 31, 2002;

2. Monthly Report on Long Term Commercial Papers for the month ended January 31, 2003;

3. SEC Form 17-C dated January 27, 2003 re clarification of news article entitled "JG Summit Petrochem slammed for price hike".

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/2/21/03

JG SUMMIT
HOLDINGS, INC.
43rd FLOOR ROBINSONS EQUITABLE TOWER ADB AVE. COR. POVEDA RD. ORTIGAS CENTER, PASIG CITY
TEL. NO.: 633-7631, 637-1670, 240-8801 FAX NO.: 633-9387 OR 633-9207

US SEC EXEMPTION
FILE NO. 82-3572

February 21, 2003

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Quarterly Report on Long Term Commercial Papers for the quarter ended December 31, 2002;

2. Monthly Report on Long Term Commercial Papers for the month ended January 31, 2003;

3. SEC Form 17-C dated January 27, 2003 re clarification of news article entitled "JG Summit Petrochem slammed for price hike".

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/2/21/03

Central

US SEC EXEMPTION
FILE NO. 82-3572

February 21, 2003

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

Gentlemen:

Re: **JG Summit Holdings, Inc.**

In compliance with your requirement, this is to send you a copy of the following documents:

1. Quarterly Report on Long Term Commercial Papers for the quarter ended December 31, 2002;

2. Monthly Report on Long Term Commercial Papers for the month ended January 31, 2003;

3. SEC Form 17-C dated January 27, 2003 re clarification of news article entitled "JG Summit Petrochem slammed for price hike".

Thank you very much.

Very truly yours,

JG Summit Holdings, Inc.

Emmanuel C. Rojas, Jr.
Corporate Secretary

Encl: a/s

/mhd/2/21/03

UNIVERSAL ROBINA CORPORATION AND SUBSIDIARIES
SCHEDULE H - LONG-TERM DEBT
SEPTEMBER 30, 2002

Name of Issuer and Type of Obligation	Amount Authorized by Indenture	Amount Shown as Current	Amount Shown as Long-Term	Total	Remarks
Bayerische Vereinsbank AG	DM 9,556,122	₱ 155,407,644	₱ 498,105,173	653,512,817	See Note below
Philippine Sugar Corporation	0	4,149,973	72,308,006	76,457,979	- do -
Metrobank and Trust Co.	0	0	1,000,000,000	1,000,000,000	
Universal Robina (Cayman), Ltd. 8 3/8% Guaranteed Notes Due 2006	$ 65,277,000	0	3,418,547,070	3,418,547,070	- do -
		₱ 159,557,617	₱ 4,988,960,249	5,148,517,866	

Note: The terms, interest rate, collaterals and other relevant information are shown in the Notes to Consolidated Financial Statements.

SEC NUMBER 184044
FILE NUMBER ________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVE.
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2003

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE MONTH ENDED JANUARY 31, 2003

MONTHLY REPORT ON LONG-TERM COMMERCIAL PAPERS

Month: January **Year: 2003**

Short-Term	Long-Term
Name of Registrant JG SUMMIT HOLDINGS, INC. Address:	Industry Classification: INVESTMENT HOLDING Tel. No.:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City	633-76-31
SHORT - TERM Type of Registration:	LONG-TERM Condition for Registration:
( ) a. Ordinary ( ) w/ CCL ( ) w/o CCL ( ) b. Special Name of Selling Agent:	( ) a. Collateral (x) b. Debt to Equity Ratio ( ) c. Financial Ratios ( ) d. Exempt from registration Name of Underwriter:
NOT APPLICABLE Address:	Lead Underwriter: PCI CAPITAL CORPORATION Sub-Underwriters: SYNDICATE Address:
NOT APPLICABLE Tel. No.	No. 1 PCIBank Tower, Makati Avenue corner H.V. dela Costa Street City of Makati Tel. No.
NOT APPLICABLE SEC Order No.	817-45-26 SEC Order No.
NOT APPLICABLE Date Granted:	LT 000055 Date Granted: February 29, 1996
Expiry Date: Committed Credit Line:	Expiry Date: February 28, 1997
a. Financial Institutions: NOT APPLICABLE b. Amount: NOT APPLICABLE	

2003 FEB 10 PM 2 43

I. Commercial Paper Issuances: Indicate the company's availments in the following order: a. Short-Term b. Long-Term

1a. Registered Commercial Papers: (SHORT-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

1b. Registered Commercial Papers: (LONG-TERM)

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		SEE	ATTACHED	SCHEDULE			P1,500,000,000

2. Exempt per se Commercial Papers: (Includes all non-negotiable/non-assignable PNs issued under SEC. 4(a) of the New Rules on Registration of Short-term Commercial Papers).

Name of Company	Issuances During the Month (Amount)	Interest Rate	Issue Date	Maturity Date	Indicate whether Negotiable or Non-Negotiable	Serial Number	Outstanding Balance as of Month End
		N	O	N	E		

II. Drawdown on Committed Credit Line:

Name of Financial Institutions	Drawdown during the Month	Total To-Date
	N O N E	

I hereby certify that all the information set forth in the above report are true and correct of my own knowledge.

NOTED BY:

BPI STOCK TRANSFER	PCI CAPITAL CORPORATION	JG SUMMIT HOLDINGS, INC.
ISABELITA C. ERJAS	ELEANOR HILADO / GABRIEL LIM	JAMES L GO Chairman

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF ~~IN~~ QUEZON CITY M.M.)

FEB 10 2003

SUBSCRIBED AND SWORN TO before me this ______ day of ______, 2003 the above affiant exhibiting to me his/her Community Tax Certificate No 21184014 issued at Pasig City on Jan. 30, 2003.

JOEL G. GORDOLA
Notary Public
Until December 31, 2003
PTR No. 37207247, 1-02-03, Q.C.

Doc. No. 49
Page No. 10
Book No. 19
Series of 03

JG SUMMIT HOLDINGS, INC.
Schedule of Registered Commercial Paper Issuances (Long-Term)
January 31, 2003

TRANCHE I

Name of LTCP Holder	SERIES B		
	Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	April 10, 2003	6.371%	P 900,000
2. Board of Trustees of PERAA - D	April 10, 2003	6.371%	900,000
3. PCI Capital Corporation	April 10, 2003	6.371%	22,500,000
4. Phil. Commercial International Bank	April 10, 2003	6.371%	45,000,000
5. United Coconut Planters Bank	April 10, 2003	6.371%	55,800,000
6. BPI Capital Corporation	April 10, 2003	6.371%	9,000,000
7. International Capital Corporation	April 10, 2003	6.371%	4,500,000
8. Phil. Commercial Capital Corporation	April 10, 2003	6.371%	9,000,000
9. Citytrust Banking Corporation	April 10, 2003	6.371%	9,000,000
10. Corporate Investment Phils., Inc.	April 10, 2003	6.371%	3,000,000
11. China Banking Corporation	April 10, 2003	6.371%	18,000,000
12. Equitable PCI Bank Trust as Investment Mgr. of Ret. Gratuity Fund of Philex Mining Corp.	April 10, 2003	6.371%	30,000,000
13. Equitable PCI Bank Trust as Investment Mgr. of Norkis Group of Companies Retirement Plan	April 10, 2003	6.371%	2,000,000
14. Equitable PCI Bank Trust as Investment Mgr. of Provident Fund Plan of the Southeast Asian Fisheries Dev't Center Aquaculture Dept.	April 10, 2003	6.371%	1,000,000
15. Equitable PCI Bank Trust as Investment Mgr. of Phil. Rural Reconstruction Movement	April 10, 2003	6.371%	2,000,000
16. Equitable PCI Bank Trust for Various Trust Accts.	April 10, 2003	6.371%	1,000,000
17. FEB Investments, Inc.	April 10, 2003	6.371%	36,000,000
18. AB Capital and Investment Corp.	April 10, 2003	6.371%	5,400,000
19. First Metro Investment Corporation	April 10, 2003	6.371%	36,000,000
20. AIM-Scientific Research Foundation	April 10, 2003	6.371%	3,000,000
21. AIM-Jose B. Fernandez Fund	April 10, 2003	6.371%	3,000,000
22. AIM Building Fund	April 10, 2003	6.371%	3,000,000
23. Coca Cola Retirement Plan	April 10, 2003	6.371%	5,400,000
24. Union Bank of the Philippines	April 10, 2003	6.371%	36,000,000
25. Penta Capital Investment Corp.	April 10, 2003	6.371%	4,500,000
26. Land Bank of the Philippines	April 10, 2003	6.371%	34,500,000
27. ABCIC-TID FAO: Board of Trustees of PERAA - E	April 10, 2003	6.371%	6,000,000
28. Deutsche Bank	April 10, 2003	6.371%	4,600,000
29. Metropolitan Bank and Trust Co.	April 10, 2003	6.371%	54,000,000
30. Yolanda M. Uy	April 10, 2003	6.371%	500,000
31. Benjamin S. Pua	April 10, 2003	6.371%	1,000,000
32. Citicorp Financial Services	April 10, 2003	6.371%	3,500,000
TOTAL TRANCHE I			P 450,000,000

JG SUMMIT HOLDINGS, INC.

Schedule of Registered Commercial Paper Issuances (Long-Term)

January 31, 2003

TRANCHE II

Name of LTCP Holder	SERIES B Maturity Date	Interest Rate	Amount
1. Citibank NA (Manila) Trust in behalf various accounts	May 8, 2003	6.624%	P 29,550,000
2. Citibank NA (Manila) Trust FAO MIFE	May 8, 2003	6.624%	1,000,000
3. Board of Trustees of PERAA - D	May 8, 2003	6.624%	1,050,000
4. PCI Capital Corporation	May 8, 2003	6.624%	26,250,000
5. Phil. Commercial International Bank	May 8, 2003	6.624%	52,500,000
6. United Coconut Planters Bank	May 8, 2003	6.624%	65,100,000
7. BPI Trust	May 8, 2003	6.624%	10,500,000
8. International Capital Corporation	May 8, 2003	6.624%	9,500,000
9. Citytrust Banking Corporation	May 8, 2003	6.624%	10,500,000
10. Corporate Investment Phils., Inc.	May 8, 2003	6.624%	5,000,000
11. China Banking Corporation	May 8, 2003	6.624%	21,000,000
12. Equitable Banking Corporation	May 8, 2003	6.624%	27,000,000
13. FEB Investments, Inc.	May 8, 2003	6.624%	42,000,000
14. Global Business Bank	May 8, 2003	6.624%	6,000,000
15. AB Capital and Investment Corp.	May 8, 2003	6.624%	15,000,000
16. First Metro Investment Corporation	May 8, 2003	6.624%	42,000,000
17. Land Bank of the Philippines	May 8, 2003	6.624%	44,500,000
18. CCBPI Retirement Plan	May 8, 2003	6.624%	6,300,000
19. Union Bank of the Philippines	May 8, 2003	6.624%	30,000,000
20. Penta Capital Investment Corp.	May 8, 2003	6.624%	5,250,000
21. Metropolitan Bank and Trust Co.	May 8, 2003	6.624%	63,000,000
22. Citicorp Financial Services & Insurance Brokerage Phils., Inc. FAO Various Clients	May 8, 2003	6.624%	11,750,000
23. Benjamin S. Pua	May 8, 2003	6.624%	250,000
TOTAL TRANCHE II			P 525,000,000

SEC NUMBER 184044
FILE NUMBER ________

JG SUMMIT HOLDINGS, INC

CFC BUILDING, E. RODRIGUEZ AVENUE
BAGONG ILOG, PASIG CITY

633-76-31

DECEMBER 31, 2002

QUARTERLY REPORT ON LONG-TERM COMMERCIAL PAPERS

FOR THE QUARTER ENDED DECEMBER 31, 2002

2003 FEB 14 PM 2 47

Quarterly Report on Commercial Paper

DECEMBER 2002
Month Year

Name of Registrant:
JG SUMMIT HOLDINGS, INC.

Address:
CFC Building, E. Rodriguez Avenue, Bagong Ilog, Pasig City

Tel. No.: **633-76-41**
Industry classification: **INVESTMENT HOLDING**

1. Quarterly Business Profile:

1.1 New line of business engaged in by the firm. **NONE**

1.2 New Parents/ Subsidiaries/ Affiliates of the firm. **NONE**

1.3 New projects/ investments undertaken by the firm. **NONE**

1.4 Changes in the composition of the board of directors and principal officers of the corporation as stated in the registration statements. **NONE**

1.5 Changes in the list of top 20 stockholders and their holdings as indicated in the registration statement. **NONE**

1.6 Changes in the selling agreement / underwriting agreement. **NONE**

1.7 Changes in the bank committed credit line as specified in the registration agreement. **NONE**

1.8 Development of pending legal cases other than routinary cases to which the registrant is a party dependent. **NONE**

2. Quarterly Financial Profile:

2.1 Utilization of proceeds from the sale of commercial papers:

2.1.1 Short - Term Commercial Papers **NONE**
2.1.2 Long - Term Commercial Papers - **The ₱1.5 Billion proceeds from the sale of long term commercial paper was used for permanent working capital.**

2.2 Aging of Commercial Papers/ Bills Payable

	Total	Up to Six Months	Over 6 Months to One Year	Over One Year	Past Due
		(IN THOUSANDS OF PESOS)			
2.2.1 Registered					
a) Short term		NONE			
b) Long term	₱1,500,000	₱1,500,000			

	Total	Up to Six Months	Over 6 Months to One Year	Over One Year	Past Due
		(IN THOUSANDS OF PESOS)			
2.2.2 Exempt					
a) 4 (e)		NONE			
b) 7 (f)		NONE			

2.2.3 Trade Payable and Accrued Expenses **(To be submitted 105 days after end of the quarter)**

2.2.4 Others (Specify)

2.3 Aging of Receivables

2.3.1 Trade Receivables

2.3.2 Accounts Receivable **(To be submitted 105 days after end of the quarter)**

2.3.3 Others (Specify)

2.4 Contingent liabilities incurred by the registrant (State in lump sum) **NONE**

2.5 Additional assets encumbered by the registrant. **NONE**

2.6 Attached copy of unaudited balance sheet and income statement as of the end of a quarter certified under oath by the Chairman and Comptroller.

I hereby certify that all the information set forth in the above are true and correct to the best of my own knowledge.

PCI CAPITAL CORPORATION

ELEANOR HILADO / GABRIEL LIM

JG SUMMIT HOLDINGS, INC.

LANCE Y. GOKONGWEI
President

REPUBLIC OF THE PHILIPPINES)
IN THE CITY OF QUEZON CITY M.M.

SUBSCRIBED AND SWORN to before me this FEB 14 2003, 2003 the above affiant exhibited to me his/her Community Tax Certificate No. 21184012 issued at Pasig City on January 30, 2003.

Doc. No. 173
Page No. 35
Book No. 22
Series of 03

JOEL G. GORDOLA
Notary Public
Until December 31, 2003
PTR No. 37207247, 1-02-03, Q.C.

FILE

PSE Code HO-180

COVER SHEET

					1	8	4	0	4	4

S.E.C. Registration Number

JG SUMMIT HOLDINGS, INC.

(Company's Full Name)

43/F ROBINSONS-EQUITABLE TOWER, ADB AVE. COR. POVEDA ST ORTIGAS CENTER, PASIG CITY

(Business Address: No. Street City/Town /Province)

Contact Person	Company Telephone Number
EMMANUEL C. ROJAS, JR. Corporate Secretary	633-7631 to 40

Fiscal Year: Month	Fiscal Year: Day	FORM TYPE	Annual Meeting: Month / Day
12	31	17-C	Second Thursday of June

January 27, 2003 Clarification of news article entitled "JG Summit Petrochem slammed for price hike"

Secondary License Type, If Applicable: N/A

Dept. Requiring this Doc.:

Amended Articles Number/Section: N/A

Total Amount of Borrowings

Total No. of Stockholders	Domestic	Foreign
	N/A	N/A

To be accomplished by SEC Personnel concerned

File Number

LCU

Document I.D.

Cashier

STAMPS

Remarks : pls. use black ink for scanning purposes

03 JAN 28 AM 10 56

PSE Code HO-180

SECURITIES AND EXCHANGE COMMISSION

SEC Form 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2 (c) THEREUNDER

1. **January 28, 2003**
   Date of Report (Date of earliest event reported)

2. SEC Identification No. **184044** 3. BIR TIN: **350-000-775-860**

4. **JG SUMMIT HOLDINGS, INC.**
   (Exact name of registrant as specified in its charter)

5. **Metro Manila, Philippines** 6. Industry Classification Code: _____
   (Province, country or other jurisdiction of incorporation)

7. **43rd Floor, Robinsons-Equitable Tower, ADB Ave. cor. P. Poveda St., Ortigas Center, Pasig City** **1600**
   (Address of principal office) (Postal Code)

8. **(632) 633-7631 to 40**
   Issuer's telephone number, including area code

9. **NA**
   (Former name or former address, if changed since last report)

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding
Common	**6,797,191,657**

11. Indicate the item numbers reported herein: **Item 9**

JG SUMMIT HOLDINGS, INC.

11. **Item 9 - Other Events**

Please see attached documents:

Annex "A" - Fax of JG Summit Holdings, Inc. (the "Company") to the Philippine Stock Exchange, Inc. ("PSE") dated January 27, 2003 in reply to the fax of PSE in Annex "B" below.

Annex "B" - Fax of PSE to the Company dated January 27, 2003 requesting for confirmation/clarification of news article in Annex "C" below.

Annex "C" - Today newspaper article of January 25, 2003 entitled "JG Summit Petrochem slammed for price hike".

- o -

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

JG Summit Holdings, Inc.
(Registrant)

Emmanuel C. Rojas, Jr.
Corporate Secretary
(Signature and Title)

January 28, 2003
(Date)

/mhd

Annex "A"

PSE Code HO-180

FAX TRANSMISSION	No. of pages including cover: 1

Date	:	January 27, 2003		
TO	:	**Philippine Stock Exchange, Inc.**	**FROM**:	**JG SUMMIT HOLDINGS, INC.**
Attention	:	**Mr. Vincent Michael G. Dar** Analyst, Disclosure Department **Ms. Trisha Zamesa** Head, Disclosure Department		faxed; see attached journal. 4:45pm **Emmanuel C. Rojas, Jr.** Corporate Secretary 1/27/03 - Confirmed received by Vincent Dar.
Address	:	4/F PSE Center Exchange Road Ortigas Center Pasig City		40/F Robinsons-Equitable Tower ADB Ave. cor. P. Poveda St. Pasig City, Metro Manila Philippines
Fax No.	:	636-0809	Fax No. :	(632) 633-9387; (632) 633-9207
Tel. No.	:	636-0122 to 41 loc. 706/536/812	Tel. No. :	(632) 633-7631; (632) 637-1670

MESSAGE

Dear Mr. Dar and Ms. Zamesa,

Re: **Clarification of Today news article of January 25, 2003 entitled "JG Summit Petrochem slammed for price hike"**

In response to your fax of January 27, 2003 requesting for clarification/confirmation of subject news article and with reference to our two (2) earlier fax transmissions, following is the reply of JG Summit Petrochemical Corporation:

JG Summit Petrochemical Corporation ("JGSPC"), a subsidiary of JG Summit Holdings, Inc., takes strong exception to the insinuation in the news article which appeared in the January 25, 2003 issue of the Today newspaper that it is enjoying a profit windfall and taking advantage of the current situation in the petrochemical industry. The petrochemical industry is, by its very nature, a cyclical and very volatile market, and this has been further exacerbated by the threat of war in Iraq as well as the unplanned shutdowns in several naphtha cracker locations in Asia, leading to severe limitations on feedstock supply availability. Despite this extreme tightness, JGSPC has continued to serve its local customers their orders that have been committed to, without interruption, even at way below current market prices. Given the extreme tightness in raw material supply which has led to a 20% increase in raw material costs, the average price of our deliveries as of January 24, 2003, is only 5% more than the average price at the end of November and December 2002. This cannot result in a profit windfall. It should also be noted that world prices are published on a weekly basis, and it should be fairly easy to compute whether local prices are in line with regional or world prices. In this very challenging times of global competition, we are proud to have continued to live up to our commitment to our customers of offering them quality products and services at competitive prices, and we thank the hundreds of our customers who have been our partners in these very challenging times.

Thank you very much.

Very truly yours,

Emmanuel C. Rojas, Jr.
Corporate Secretary

/mhd/1/27/03

Annex "B"

facsimile transmittal

4th Floor, Philippine Stock Exchange Center, Exchange Road, Ortigas Center, Pasig City
Trunkline: 636-0122 to 41 loc. 706/6368812
Fax. No. 638-0809

To		MR. EMMANUEL C. ROJAS, JR. *Corporate Secretary*
Company	:	JG SUMMIT HOLDINGS, INC.
Subject	:	"JG Summit Petrochem slammed for price hike"
Date	:	January 27, 2003

Dear Mr. Rojas:

This is in reference to the attached news article entitled "JG Summit Petrochem slammed for price hike" published in the January 25, 2003 issue of Today. The article reported that:

> *"PROPONENTS in the downstream plastic industry have accused JG Summit Petrochemical Corp. (JGSPC) of taking advantage of the state of the local petrochem industry that it currently dominates by jacking up their prices over the past few weeks.*
>
> *The Philippines Plastic Association Inc. (PPIA) said in a statement that JGSPC has been increasing their selling prices by at least 20 percent since the start of the year.*
>
> *JGSPC is enjoying a profit windfall by selling their resins at high prices using their cheap-cost inventory. 'Since January, JGSPC has been increasing their selling prices weekly to at least 20 percent,' the statement said. x x x"*

We would like to request for clarification/confirmation of the said news article.

In view of this, please make an **official, full, fair and accurate** written disclosure on the foregoing matter **on or before 11:00 a.m. today, January 27, 2003**, so that we may properly apprise the trading participants and the investing public of the same.

Respectfully Yours,

VINCENT MICHAEL G. DAR
Analyst, Disclosure Department

Noted by:

TRISHA M. ZAMESA
Head, Disclosure Department

Annex "C"

JG Summit Petrochem slammed for price hike

PROPONENTS in the downstream plastic industry have accused JG Summit Petrochemical Corp. (JGSPC) of taking advantage of the state of the local petrochem industry that it currently dominates by jacking up their prices over the past few weeks.

The Philippines Plastic Association Inc. (PPIA) said in a statement that JGSPC has been increasing their selling prices by at least 20 percent since the start of the year.

"JGSPC is enjoying a profit windfall by selling their resins at high prices using their cheap-cost inventory. Since January, JGSPC has been increasing their selling prices weekly to at least 20 percent," the statement said.

JGSPC, a joint venture between taipan John Gokongwei's JG Summit and Marubeni Corp. of Japan, is the remaining major proponent in the midstream sector that produces polymers or resins that are used as raw materials of the local downstream plastic producers.

In a hearing at the Board of Investments (BOI) last month, Association of Petrochemical Manufacturers of the Philippines chairman Wilfredo Paras reportedly claimed that JGSPC set their selling prices based on the 8-percent to 10-percent tariff rates imposed on imported polymers or resins.

Early this month, President Arroyo signed Executive Order 161 exempting the local petrochem industry from the regionwide tariff reduction program under the common effective preferential treatment scheme of the ASEAN Free Trade Area. Under the program, tariff on almost all products being traded in the region were reduced to a range of 0 percent to 5 percent starting early this year.

The EO brought down the rates of midstream products like polymers or resins to 10 percent from 15 percent and at the same time maintained the rates on finished plastic products between 7 percent and 10 percent.

PPIA said the 5-percent tariff cut on imported resins have been negated and wiped out by the more than 20-percent increase in the prices of resins in the world market as the result of the rising tension between US and Iraq.

"This resin-price increase (without warning) had to be absorbed by the downstream industry since we could not automatically adjust our prices upward because of the intense competition from other manufacturers," PPIA said.

The group added that local plastic manufacturers are forced to sell their goods at break-even prices just to keep their factories running and avoid the massive lay-off of workers. *L. Agcaoili*

Today
January 25, 2003